Filed by Majesco
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Cover-All Technologies Inc.
SEC File No.: 001-09228
Date: December 15, 2014

Cover-All to Merge with Majesco

The combined customer-centered team focused on delivering technology innovation and transformation services to the global insurance industry

New York, NY — December 14, 2014 — Majesco (formerly, MajescoMastek), the global provider of core insurance systems and services to approximately 100 insurance carriers worldwide, today announced that it has entered into a definitive merger agreement with Cover-All Technologies Inc. (NYSE MKT:COVR), an insurance software company based in Morristown, NJ, in a 100% stock-for-stock transaction, pursuant to which Cover-All’s stockholders and the holders of its options and restricted stock units, in the aggregate, will, upon the closing of the merger, receive 16.5% of the outstanding shares of common stock of the combined company, on a fully diluted basis. The combined entity will retain the “Majesco” brand globally.

The decision to merge the two businesses is the latest step in the execution of Majesco’s aggressive growth strategy to consolidate its global insurance business under a single and separate entity. Last week Majesco announced the signing of a definitive agreement to acquire the insurance business of Agile Technologies, LLC, bringing additional IT consulting, data strategy and implementation expertise to Majesco.

The global insurance industry is in midst of a once-in-a-generation technology transformation and Majesco has been a leading provider of the enabling software and IT services. The merger with Cover-All broadens Majesco’s capability and reach in servicing current and future customers.

The combined company, Majesco, is expected to have:

•	Over $100 million in estimated annual revenue with high growth potential

•	Over 150 insurance customers in all tiers worldwide served by a global delivery team

•	Innovative and proven core software suite serving all tiers in each of our operating markets: the Americas, Europe and Asia-Pacific

•	Customer-centric collaborative culture focusing on customer value enhancements through innovative technologies and dedicated customer-oriented services

•	Modern, mature, and integrated insurance core software solution suite covering all tiers and all lines of business of Property and Casualty including personal, commercial, specialty, and workers compensation business.

•	Life Insurance, Annuity, and Group Benefits product offerings

•	Consulting practice covering broad needs of insurers

•	Comprehensive bureau content services offering with extensive knowledge of ISO and NCCI

•	Business Intelligence and data analytics solution with customer-focused consulting and services practice

•	Robust cloud solution for core insurance systems already deployed to over 30 customers

“At Majesco, we take a customer-centric approach to enabling technology transformation for our customers. We maintain a laser sharp focus on meeting the needs of just one industry — insurance, and are making investments that add capability and capacity to serve our customers in meeting their growth objectives. Cover-All Technologies is a well-known and respected insurance software company with in-depth knowledge of commercial ISO lines,”

noted Ketan Mehta, CEO and founder of Majesco, who will serve as President and CEO of the combined entity, Majesco.

“Both of the companies share the same vision—to serve and expand our customer base by leveraging our software, our collaborative cultures and our deep domain experience in insurance. By combining the value of Cover-All Technologies’ offerings and Majesco’s market-leading software, consulting, and IT services, we believe the new Majesco is best positioned to not only help insurers begin their transformation journey but to stay with them through every stage of their journey and become a trusted long term partner.”

Manish Shah, Cover-All’s President and CEO, said, “I am excited about this transformative opportunity as it creates a potentially market leading company that is well positioned to compete in the large and growing market for servicing software needs of the insurance industry. Majesco, with its recent reorganization of insurance businesses, is a rapidly growing insurance software and services company. Cover-All and Majesco have highly complementary core strengths, including a broad product portfolio, passionate people committed to world-class software and impactful customer services exclusively focused on insurance industry. Majesco is expected to be a highly attractive provider for insurers of all tiers globally. Majesco will be poised to be a formidable player with its assets of deeply integrated core processing suite, disruptive business intelligence technologies and IT & consulting services that cover the entire spectrum of the insurance value chain. We are particularly excited because, as a larger company, we will have better resources including expanded scale to meet the needs of any insurer regardless of size or location, and improved financial strength to invest in innovative and new products. We believe that this merger will significantly enhance shareholder value by allowing Cover-All shareholders the ability to participate in the growth of the combined company. We also believe that our customers and employees will greatly benefit from broad capabilities and increased opportunities in the combined company.”

The transaction is subject to customary closing conditions, including the filing and effectiveness of a registration statement with the Securities and Exchange Commission, Cover-All stockholder approval, certain regulatory approvals and that the shares of Majesco common stock be listed on the NYSE MKT. The transaction is expected to close in the second quarter of 2015. Both companies will continue to operate as independent entities until then.

About Majesco

Majesco is a provider of core insurance technology software and IT services to insurance carriers (P&C and Life, Annuity, Group) globally. Majesco delivers proven software solutions and IT services in core insurance areas including policy administration, billing, claims and distribution.

About Cover-All

Cover-All provides P/C insurance professionals a robust state-of-the-art, browser-based family of Policy, Business Intelligence, and Claims solutions designed to deliver products to market faster, enhance quality, ensure compliance, and reduce costs. With offices in Morristown, NJ, and Honolulu, HI, Cover-All continues its tradition of developing technology solutions designed to revolutionize the way P/C insurance business is conducted.

Majesco Contact:

Majesco
Ashwin Rodrigues
Director — Global Marketing
Phone: +1-646-731-1078
Email: ashwin.rodrigues@majesco.com

FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed merger of Cover-All with and into Majesco, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Majesco’s and Cover-All’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. These statements are based on management’s current expectations and/or beliefs and assumptions that management considers reasonable, which assumptions may or may not prove correct.

Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: (i) the expected timeframe for completing the merger described herein (the “Merger”) and the transactions contemplated thereby; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement described herein (the “Merger Agreement”); (iii) the risk that one or more of the conditions to closing of the Merger may not be satisfied, including, without limitation, the effectiveness of the registration statement to be filed with the SEC, the approval of the Merger by Cover-All’s stockholders, the consummation of the reorganization of Majesco or regulatory approvals necessary for such reorganization or the listing of the combined company’s common stock on the NYSE MKT; (iv) the risk of disruptions to current plans and operations, increased operating costs and the potential difficulties in maintaining customer, supplier, employee, operational and strategic relationships as a result of the announcement and consummation of the Merger or otherwise; (v) adverse results in any legal proceedings that may be instituted against Cover-All, Majesco, their respective affiliates or others following announcement of the Merger Agreement and transactions contemplated thereby; (vi) the risk that unexpected costs will be incurred in connection with the Merger; (vii) the risk that the projected value creation and efficiencies from the Merger will not be realized, or will not be realized within the anticipated time period; (viii) Majesco’s ability to promptly, efficiently and effectively integrate Cover-All’s operations into those of the combined company; (ix) the lack of a public market for shares of Majesco’s common stock and the possibility that a market for such shares may not develop; (x) working capital needs; (xi) continued compliance with government regulations; (xii) labor practices; (xiii) the combined company’s ability to achieve increased market acceptance for its product and service offerings and penetrate new markets; and (xiv) the possibility that Cover-All or Majesco may be adversely affected by other economic, business and/or competitive factors, including rapidly changing customer preferences and trends.

Additional information concerning these and other factors can be found in Cover-All’s filings with the SEC, including Cover-All’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in the Registration Statement on Form S-4 to be filed by Majesco in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Majesco and Cover-All are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by applicable law.

With the completion of the above transactions, Majesco will have an estimated revenue base of over $100 million for its fiscal year ended March 31, 2015 (on an annualized pro forma basis to give effect to its reorganization, the merger with Cover-All and the acquisition of the Agile insurance business, based on annualized revenues for Cover-All and Agile for their fiscal year ended December 31, 2014).

Any annualized, pro forma and estimated numbers contained in this communication are used for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

In connection with the proposed transaction between Cover-All and Majesco, Cover-All and Majesco intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 to be filed by Majesco that will include a proxy statement of Cover-All that also constitutes a prospectus of Majesco, and a definitive proxy statement/prospectus will be mailed to Cover-All’s stockholders when it becomes available. Majesco and Cover-All will each also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COVER-ALL, MAJESCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents filed with the SEC (when they become available) by Majesco or Cover-All through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cover-All will be available free of charge on Cover-All’s website at http://www.cover-all.com/ or by contacting Ann Massey, Chief Financial Officer, Cover-All Technologies Inc., at 412 Mt. Kemble Avenue, Suite 110C, Morristown, New Jersey 07960 or by e-mail at amassey@cover-all.com. Copies of documents filed with the SEC by Majesco will also be available free of charge on Majesco’s website at http://www.Majesco.com/ or by contacting Attn.: Lori Stanley, 5 Penn Plaza, 14th Floor, New York, NY 10001, or by e-mail at lori.stanley@majesco.com.

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. However, Cover-All, Majesco, their respective directors and certain of their respective executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATIONS, INCLUDING COVER-ALL’S AND MAJESCO’S DIRECTORS AND EXECUTIVE OFFICERS, AND A MORE COMPLETE DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE PROPOSED TRANSACTION, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED BY COVER-ALL AND MAJESCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE. These documents can be obtained free of charge from the respective sources indicated above.

NON-SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities of Majesco or Cover-All, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or as otherwise permitted under the Securities Act or the rules promulgated thereunder. This communication does not constitute the solicitation of any vote or approval.